[redacted]

04016509

UF 10-14-04

TED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

RECEIVED OCT 0 8 2004 WASH., D.C. 202 SEC MAIL PROCESSING SECTION

SEC FILE NUMBER
8-53458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1 2003 (MM/DD/YY) AND ENDING June 30 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Growers Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17620 Fitch Street (No. and Street)

PROCESSED OCT 15 2004 THOMSON FINANCIAL

Irvine (City) CA (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judy Chang Fin Op 949 885 2395 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG

(Name – *if individual, state last, first, middle name*)

600 Anton Boulevard, Suite 700, Costa Mesa CA 92626-7651

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori L. Duquette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Growers Financial Services, as of October 07, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUNE E. MACK
Commission # 1421130
Notary Public - California
Orange County
My Comm. Expires Jun 28, 2007

Lori L. Duquette
Signature

General Securities Principal
Title

June E. Mack
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN GROWERS FINANCIAL SERVICES

(SEC Identification No. 8-53458)

Financial Statements and
Supplementary Information

June 30, 2004 and 2003

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

Filed in Accordance with Rule 17a-5(e)(3)
as a Public Document

[redacted]

KPMG

KPMG LLP
Suite 700
600 Anton Boulevard
Costa Mesa, CA 92626-7651

Independent Auditors' Report

The Board of Directors
Western Growers Financial Services:

We have audited the accompanying statements of financial condition of Western Growers Financial Services (the Company) as of June 30, 2004 and 2003 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Growers Financial Services as of June 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

August 18, 2004

WESTERN GROWERS FINANCIAL SERVICES
(SEC Identification No. 8-53458)

Statements of Financial Condition

June 30, 2004 and 2003

Assets		**2004**	**2003**
Cash	$	284,596	170,665
Accounts receivable (note 2)		103,356	111,333
Other assets		175	23,517
Total current assets		388,127	305,515
Deposits		25,193	25,193
Deferred tax asset		19,652	11,790
	$	432,972	342,498
Liabilities			
Accounts payable and accrued expenses (notes 3 and 6)	$	129,774	37,078
Income tax payable		30,053	15,961
Total liabilities		159,827	53,039
Stockholder's Equity			
Common stock ($0 par value, 1,000 shares authorized and outstanding)		10,000	10,000
Additional paid-in capital		240,070	240,070
Retained earnings		23,075	39,389
Total stockholder's equity		273,145	289,459
	$	432,972	342,498

See accompanying notes to financial statements.

WESTERN GROWERS FINANCIAL SERVICES
(SEC Identification No. 8-53458)

Statements of Income

Years ended June 30, 2004 and 2003

		2004	2003
Revenues:			
Commissions	$	641,646	590,587
Other income		7,724	19,551
Interest income		116	167
Total revenues		649,486	610,305
Expenses:			
Compensation and benefits		246,808	66,844
General and administrative		236,950	374,990
Professional services		49,748	80,713
Rent		28,503	39,096
Total expenses		562,009	561,643
Income before income taxes		87,477	48,662
Provision for income taxes		23,791	9,273
Net income	$	63,686	39,389

See accompanying notes to financial statements.

WESTERN GROWERS FINANCIAL SERVICES
(SEC Identification No. 8-53458)

Statements of Changes in Stockholder's Equity

Years ended June 30, 2004 and 2003

		Common stock	Paid-in capital	Retained earnings	Total stockholder's equity
Balance, June 30, 2002	$	10,000	240,070	—	250,070
Net income		—	—	39,389	39,389
Balance, June 30, 2003		10,000	240,070	39,389	289,459
Net income		—	—	63,686	63,686
Dividend paid to parent company		—	—	(80,000)	(80,000)
Balance, June 30, 2004	$	10,000	240,070	23,075	273,145

See accompanying notes to financial statements.

WESTERN GROWERS FINANCIAL SERVICES
(SEC Identification No. 8-53458)

Statements of Cash Flows

Years ended June 30, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net income	$	63,686	39,389
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred tax		(7,862)	—
(Increase) decrease in operating assets:			
Accounts receivable from clearing organization		7,759	208,722
Deposits		—	(25,193)
Other assets		23,560	(20,279)
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses		92,696	(57,888)
Income tax payable		14,092	8,473
Net cash provided by operating activities		193,931	153,224
Cash flows from financing activities:			
Dividend paid to parent company		(80,000)	—
Cash used in financing activities		(80,000)	—
Net increase in cash		113,931	153,224
Cash, beginning of year		170,665	17,441
Cash, end of year	$	284,596	170,665
Supplemental disclosures of cash flow information:			
Cash paid during the year for income taxes	$	800	800

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Western Growers Financial Services (the Company) is registered as a broker-dealer and investment advisor under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Western Growers Service Corp. (WGSC). The Company's present business primarily consists of advisory and other services given to Western Growers Association members and other similar agricultural membership organizations. The Company was formed in 2001 and completed its registration as a broker-dealer with the National Association of Securities Dealers (NASD) in February 2002.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers, clears all transactions for its customers on a fully disclosed basis with a clearing organization, and promptly transmits all customer funds to the clearing organization which carries all of the accounts of such customers and maintains and preserves such books and records pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing organization. Accordingly, the Company is exempted from the computation for determination of reserve requirements and the information relating to the possession or control requirements under Rule 15c3-3(k)(2)(ii).

(a) Securities Transactions

Transactions in securities, commission revenues, and related expenses are recorded on a settlement-date basis.

(b) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(c) Use of Estimates

In preparing these financial statements, management of the Company is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(2) Accounts Receivable

Accounts receivable consist of the following components as of June 30:

	2004	2003
Accounts receivable from clearing organization	$ 102,912	59,749
Intercompany accounts receivable	444	51,584
	$ 103,356	111,333

(Continued)

(3) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following components as of June 30:

		2004	2003
Trade payables	$	31,399	37,078
Compensation and benefits		16,602	—
Affiliates		65,012	—
	$	113,013	37,078

(4) Income Taxes

Income taxes consist of the following components as of June 30:

		2004	2003
Current	$	31,653	9,273
Deferred		(7,862)	—
	$	23,791	9,273

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 34% and 15%, respectively, to earnings before income taxes, as follows, as of June 30:

		2004	2003
Federal tax expense at statutory rate	$	29,742	7,299
State income tax, net of federal income tax		5,206	1,166
Federal benefit from lower tax brackets		(11,750)	—
Other		593	808
Total income taxes	$	23,791	9,273

(5) Employee Benefit Plans

The Company participates with various affiliates in a defined contribution pension plan which covers all employees who have completed one year of service. The Company contributed for each participant an amount equal to 8% of the participant's annual compensation through December 31, 2002 and 7% of the participant's annual compensation through June 30, 2004 and 2003. In addition, the Company also provides a 401(k) plan which allows eligible employees to contribute a percentage of their compensation, subject to IRS limitations, of which the Company will match up to 3% of employee compensation.

The total expense for both plans was $8,844 and $900 for the years ended June 30, 2004 and 2003, respectively.

(Continued)

(6) Related Party Transactions

The Company is charged by WGSC and its affiliates, for rent, administrative services, data processing services, printing, and reproduction services. These costs amounted to approximately $16,000 and $261,000 for the years ended June 30, 2004 and 2003, respectively. In management's opinion, such amounts approximate those charges which would have been incurred if contracted with unrelated parties.

As of June 30, 2004, the board of directors of the Company approved an annual fee of $50,000 to WGSC and Western Growers Association for related director fees for senior management of the Company. Such fees are included in general and administrative expenses in the accompanying statement of income. Additionally, the Company paid dividends amounting to $80,000, which has been reflected in the accompanying statement of changes in stockholder's equity.

(7) Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The settlement of these transactions is not expected to have a material effect upon the Company's financial statements.

(8) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate debit balances arising from customer transactions, as defined.

At June 30, 2004 and 2003, the Company had net capital of $235,384 and $251,371, as defined, which was $224,728 and $246,371 in excess of required net capital, respectively.

(Continued)

Schedule 1

WESTERN GROWERS FINANCIAL SERVICES
(SEC Identification No. 8-53458)

Computation of Net Capital under Rule 15c3-1(a)(1)(ii)
of the Securities and Exchange Commission
Using Alternative Net Capital Requirement

June 30, 2004

Net stockholder's equity	$	273,145
Less nonallowable assets:		
Other receivables		18,109
Deferred tax asset		19,652
Total deductions		37,761
Net capital before haircuts on securities positions		235,384
Haircuts on securities		—
Net capital	$	235,384
Aggregate indebtedness:		
Accounts payable	$	129,774
Income tax payable		30,053
Total aggregate indebtedness	$	159,827
Computation of basic net capital requirement:		
Minimum net capital required – greater of $5,000 or 6-2/3% of aggregate indebtedness	$	10,656
Net capital in excess of requirements		224,728

		As reported in in Part IIA of Form X-17A-5	**Difference (1)**	**As reported herein**
Net capital	$	132,487	102,897	235,384
Aggregate indebtedness		267,465	(107,638)	159,827
Net capital in excess of requirements		114,656	110,072	224,728

(1) Due to a change in deferred taxes and adjustment to properly state prepaid expenses.

See accompanying independent auditors' report.

KPMG LLP
Suite 700
600 Anton Boulevard
Costa Mesa, CA 92626-7651

Independent Auditors' Report on Internal Control

The Board of Directors
Western Growers Financial Services:

In planning and performing our audit of the financial statements of Western Growers Financial Services (the Company) for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

August 18, 2004